Exhibit 99.2

FORM OF PROXY CARD

SodaStream
International Ltd.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD
OF DIRECTORS

For use by shareholders of record of SodaStream International Ltd. at the Annual General Meeting of the Shareholders to be held on December 23, 2016, at 2:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel or at any adjournment or postponement thereof.

Address Change/Comments: ____________________________________________

(Please use BLOCK CAPITALS)

I ____________________________________________ ,

being a shareholder of SodaStream International Ltd. (the “Company”), hereby appoint Daniel Erdreich, the Company’s Chief Financial Officer, and Dotan Bar-Natan, the Company’s Head of Legal Department, or either one of them, or any substitute appointed by either one of them, as my proxy to vote for me and on my behalf at the Annual General Meeting of the Shareholders of the Company to be held on December 23, 2016 (the “Meeting”) at the Company’s offices at the aforementioned address and at any adjournment or postponement thereof. By my signature, I hereby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made with respect to a proposal, the proxy will be voted “FOR” each proposal that is recommended by the Company’s board of directors. Should any other matter requiring a vote of the shareholders arise, the proxy holders are authorized to vote in accordance with their best judgment. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF

SodaStream International Ltd.

December 23, 2016

I direct that my vote(s) be cast on each resolution as indicated in the appropriate space.

		FOR	AGAINST	ABSTAIN
1.	TO REELECT Mr. David Morris as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.	☐	☐	☐
2.	TO REELECT Prof. Yehezkel (Chezy) Ofir as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.	☐	☐	☐
3.	TO REELECT Mr. Richard Hunter as a director of the Company, to serve as a Class III director and to hold office until the annual general meeting of shareholders to be held in 2019, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.	☐	☐	☐
4.	TO ELECT Mr. Torsten Koster as a director of the Company, to serve as a Class I director and to hold office until the annual general meeting of shareholders to be held in 2017, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.	☐	☐	☐
5.	TO APPROVE AND RATIFY the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the amended Notice and amended Proxy Statement of the Company relating to the Meeting.

On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Dated: _________________ Name: _______________________ Signature: ______________________

Dated: _________________ Name: _______________________ Signature: ______________________

To be valid, this form of proxy must be received at the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel not later than the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deliver shall render the appointment invalid. You may fax this proxy to the Company at +972-3-973-6667 (Attn: Dotan Bar-Natan), scan and email it to dotanb@sodastream.com or send it to the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, 7019900 Israel.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

1.	Any alterations to this form must be initialed.
2.	Completion and return of this form of proxy will not prevent a shareholder from attending and voting in person at the Meeting.
3.	The complete form of the proposed resolutions and any ancillary documents may be viewed at the offices of the Company at its above mentioned address on Sunday – Thursday between the hours 9:00 a.m. – 1:00 p.m., upon prior coordination with Dotan Bar-Natan at +972-3-976-2309.